

April 7, 2015

Via E-Mail
Mr. John F. Stapleton
Chief Financial Officer
El Capitan Precious Metals, Inc.
8390 Via de Ventura, Suite F-110
Scottsdale, AZ 85258

      Re: **El Capitan Precious Metals Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2014
              Filed December 29, 2014
              File No. 333-56262

Dear Mr. Stapleton:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia L.Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and Mining